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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                          INTERTAPE POLYMER GROUP INC.
                          ----------------------------

                                (Name of Issuer)

                                  Common Stock
                                  ------------

                         (Title of Class of Securities)

                                    460919103
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)

         / / Rule 13d-1(c)

         / / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. NC 460919103
--------------------------------------------------------------------------------

1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)

     CN Pension Trust Fund (Canadian National Railway Company, Administrator)

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group
                              a. / /
                              b. / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

                              Canada

--------------------------------------------------------------------------------

      Number of        5        Sole Voting Power
        Shares                     1,465,000
     Beneficially
       Owned by
         Each          6        Shared Voting Power
      Reporting                    0
     Person With

                       7        Sole Dispositive Power
                                   1,465,000


                       8        Shared Dispositive Power

                                   0

--------------------------------------------------------------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,465,000

--------------------------------------------------------------------------------

10   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------

11   Percent of Class Represented By Amount in Row (11)

                                   5.23 %

--------------------------------------------------------------------------------

12   Type of Reporting Person

                                   EP
--------------------------------------------------------------------------------

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Item 1(a).          Name of Issuer:

                    Intertape Polymer Group Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    110E Montee de Liesse
                    St-Laurent, Quebec
                    H4T 1N4  Canada

Item 2(a).          Name of Persons Filing:

                    CN Pension Trust Fund (Canadian National Railway Company, Administrator)

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    P.O. Box 11002
                    5 Place Ville Marie, Suite 1515
                    Montreal, Quebec
                    H3C 4T2  Canada

Item 2(c).          Citizenship:

                    Canada

Item 2(d).          Title of Class of Securities:

                    Common Stock

Item 2(e).          CUSIP Number:

                    460919103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                    (f) [x] This statement is filed pursuant to Rule 13d-1(b), and the person filing is a Canadian Pension Fund to which a no-action letter regarding filing on Schedule 13G was issued by the SEC on April 17, 1987.

Item 4.             Ownership.

                    (a)  Amount Beneficially Owned:

                         1,465,000 shares of common stock.

                    (b)  Percent of Class:


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                         5.23 %.

                    (c)  Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote

                                1,465,000

                         (ii)   shared power to vote or to direct the vote

                                0

                         (iii) sole power to dispose or to direct the disposition of

                                1,465,000

                         (iv) shared power to dispose or to direct the disposition of

                                0

Item 5.             Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group

                    Not applicable.

Item 9.             Notice of Dissolution of Group

                    Not applicable.



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Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2000

                                      CN Pension Trust Fund

                                      By: Canadian National Railway Company,
                                          as Administrator

                                          By:          /s/ Francis R. Stark
                                                       ------------------------
                                          Name:        Francis R. Stark
                                          Title:       General Counsel


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